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                                  EX-99.B.8.28


[JANUS LOGO]
                  JANUS

             JANUS FUNDS 100 Fillmore Street  Denver Colorado  80206  4928
             PH 303-333-3863   www.janus.com


October 19, 2001



Julie E. Rockmore
Aetna Insurance Company of America
151 Farmington Avenue
Hartford, CT  06156

Re: Distribution and Shareholder Services Agreement - Janus Aspen Series - Service Shares

Dear Ms Rockmore:

This letter is to request you enter into a new Distribution and Shareholder Services Agreement ("Agreement") with Janus to permit you to continue to receive 12b-1 fees. We believe a new agreement is required in light of the following transactions.

As you may be aware, on October 3, 2001, Tom Bailey, Chairman and CEO of Janus Capital Corporation ("Janus Capital"), exercised certain rights under his contract with Stilwell Financial Inc. ("Stilwell"), to sell his remaining 6.2% stake in Janus Capital to Stilwell. (Stilwell currently owns 91.6% of the shares of Janus Capital. Subsequent to this transaction, certain contractual provisions guaranteeing Mr. Bailey certain management rights will also terminate. Janus and Stilwell have agreed that Mr. Bailey's contractual rights will terminate on March 28, 2002. Although the transaction will result in a change in the ownership structure of Janus Capital, it is anticipated that the operation of Janus Capital will remain unchanged. Mr. Bailey and Stilwell both intend that Mr. Bailey will continue to serve as CEO of Janus Capital.

The current Distribution and Shareholder Services Agreement with your firm ("Current Agreement") provides for automatic termination in the event of its "assignment" as defined in the 1940 Act. Although the sale of Mr. Bailey's shares is not the sale of a controlling block of the adviser's shares and therefore not an "assignment" under the 1940 Act, reasonable arguments can be made that the termination of his contractual rights does effect an assignment. Since Janus Distributors, Inc. is a wholly owned subsidiary of Janus Capital, the transaction could also constitute an "assignment" of the Agreements. Therefore, to remove any doubt as to the continuation of the Current Agreement, we request you enter into a new Distribution and Shareholder Services Agreement with the same terms as the Current Agreement (except with a new effective date).

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Please indicate your acceptance of a new Distribution and Shareholder Services
Agreement, with the same terms as the Current Agreement, by signing in the space provided below and return a signed copy of this letter to us in the enclosed postage paid envelope no later than November 15, 2001. The new Agreement will be effective as of the close of business on March 28, 2002.

Thank you for your attention to this matter. If you have any questions or need additional information , please call me at (303) 316-5748 or Mary Stone at (303) 336-7427.

                                                 Very truly yours,

                                                 /s/ Justin B. Wright


                                                 Justin Wright
                                                 Associate Counsel


Acknowledge and Agreed:

Aetna Insurance Company of America.


/s/ Laurie M. Tillinghast
-------------------------
Laurie M. Tillinghast
Pursuant to a Delegation of Authority dated 8/12/98
Date:  10/30/01
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